UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

(Commission File No. 001-32305)

____________________________

CORPBANCA
(Translation of registrant’s name into English)

____________________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On February 2, 2012, Corpbanca held an ordinary meeting of the Board of Directors.  At the ordinary meeting, Corpbanca took the following actions:

•
Accepted Mr. Alvaro Saieh Bendeck’s resignation from his position as a member and Chairman of the Board of Directors. Mr. Saieh will continue his relationship with Corpbanca concerning issues related to strategic development, control and new business.

•	Appointed Mr. Jorge Andrés Saieh Guzmán as Chairman, Mr. Fernando Aguad Dagach as First Vice Chairman and Mr. Jorge Selume Zaror as Second Vice Chairman of the Board of Directors.

•	Appointed Mr. Rafael Guilisasti Gana and Mr. Francisco Mobarec Asfura as new members of the Board of Directors.

•
Accepted Messrs. Héctor Valdés Ruiz’s and Mr. Juan Rafael Gutiérrez Avila’s resignation from their positions as Alternate Directors of the Board of Directors and appointed Ms. María Catalina Saieh Guzmán and Mr. Charles Naylor del Río as Alternate Directors of the Board of Directors.

•
Scheduled a General Shareholders Meeting to be held on February 28, 2012, to address a diverse set of issues, including the approval of the financial statements and to submit for shareholder consideration the Board of Directors’ proposal to distribute 100% of the profits generated during 2011, which is in the amount of Ch$122,849,272,708, through dividends to be distributed among the Bank’s total outstanding shares at $0.490694035734966 per share. If the dividend is approved, it will be paid after the conclusion of the General Shareholders Meeting.  In the event the dividend is approved in accordance with Chilean law, those shareholders who are listed in the Shareholder Registry will be entitled to receive such dividends five business days prior to the holding of the General Shareholders Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Cristian Canales Palacios
Name:	Cristian Canales Palacios
Title:	Interim Chief Executive Officer

Date: February 3, 2012